

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

September 7, 2006

Mr. Gregory L. Cauthen
Chief Financial Officer
Transocean Inc.
4 Greenway Plaza
Houston, Texas 77046

> **Re:** **Transocean Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2005**
> **Filed March 9, 2006**
> **File No. 333-75899**

Dear Mr. Cauthen:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Jill S. Davis
Branch Chief